EXHIBIT 12.1

PORTLAND GENERAL ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2014	2013	2012	2011	2010

Income from continuing operations before income taxes	$236,679	$125,758	$205,406	$204,714	$178,158
Total fixed charges	128,515	118,189	122,851	126,766	131,486
Total earnings	$365,194	$243,947	$328,257	$331,480	$309,644

Fixed charges:
Interest expense	$96,068	$100,818	$107,992	$110,413	$110,240
Capitalized interest	22,441	6,892	3,699	3,059	9,097
Interest on certain long-term power contracts	5,137	5,996	6,643	8,764	8,068
Estimated interest factor in rental expense	4,869	4,483	4,517	4,530	4,081
Total fixed charges	$128,515	$118,189	$122,851	$126,766	$131,486

Ratio of earnings to fixed charges	2.84	2.06	2.67	2.61	2.35